January 7, 2013

Via Edgar

John Cash, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TMS International Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 21, 2012
Form 10-Q for the quarterly period ended September 30, 2012
Filed November 6, 2012
File No. 1-35128

Dear Mr. Cash:

TMS International Corp. (the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 11, 2012 with respect to the above referenced filings.

Each comment from the Commission’s letter is set forth in bold font below and is followed by the Company’s response. The Company will include the changes discussed in each item below beginning with Form 10-K for the year ended December 31, 2012 which will be filed in February 2013.

Form 10-K for the fiscal year ended December 31, 2011

General

1.	We note various instances such as your disclosure on pages four and five where you refer to your Adjusted EBITDA. Please revise future filings to also include your results based on net income.

Response:

Our Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) includes a reconciliation of Net Income (Loss) to Adjusted EBITDA on page 40. Per the Staff’s comment, we will revise future filings to also include our results based on net income.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

Item 6. Selected Financial Data, page 38

2.	We note your presentation of Adjusted EBITDA Margin here as well as within MD&A. To the extent that you continue to present this measure in future filings, please also include a reconciliation to the most directly comparable GAAP measurement. Reference Item 10(e) of Regulation S-K. Please also provide us with any proposed future disclosures.

Response:

We will revise future filings to include a table which will set forth our calculation of Operating Margin, a metric based on GAAP financial measures as permitted under Item 10(e)(4)(ii)(A) of Regulation S-K, and a table reconciling the components of our Operating Margin to the numerator and denominator used in calculating our Adjusted EBITDA Margin. The text of our proposed future disclosures, if applied to the information included in the 2011 Annual Report, would have been as follows:

Adjusted EBITDA Margin is calculated by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We believe our Adjusted EBITDA Margin is useful in measuring our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs. We also use Adjusted EBITDA Margin as a performance measure because it (1) excludes the fluctuation in market price of the raw materials we procure for and sell to our customers and (2) it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. We believe the presentation of Adjusted EBITDA Margin enhances our investors’ overall understanding of our financial performance. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA Margin should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.” Set forth below are tables presenting our Operating Margin, a recognized financial measure under GAAP, and a reconciliation of the components of our Operating Margin to the components used to calculate our Adjusted EBITDA Margin.

The following table sets forth our calculation of Operating Margin, which is calculated by dividing our Income (Loss) from Operations by our Total Revenue:

	Successor Company					Predecessor Company
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Operating Margin
Income(Loss) from Operations	$72,098	$58,412	$14,004	$30,098	$21,374	$(21,801)
Total Revenue	$2,661,471	$2,030,630	$1,298,339	$2,982,913	$1,574,887	$95,161
Operating margin	2.7%	2.9%	1.1%	1.0%	1.4%	–22.9%

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

The following table sets forth our calculation of Adjusted EBITDA Margin by reconciling our Income (Loss) from Operations to Adjusted EBITDA and by reconciling our Total Revenue to our Revenue After Raw Materials Costs:

	Successor Company					Predecessor Company
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Adjusted EBITDA Margin
Income (Loss) from Operations	$72,098	$58,412	$14,004	$30,098	$21,374	$(21,801)
Depreciation and Amortization	59,894	61,508	69,760	73,080	70,384	3,794
Provision for Transition Agreement	745	—	2,243	—	—	—
Share based compensation associated with initial public offering	1,304	—	—	—	—	—

Compensation provided as a Result of Business Combination	—	—	—	—	—	18,631

Adjusted EBITDA	$134,041	$119,920	$86,007	$103,178	$91,758	$624

Total Revenue	$2,661,471	$2,030,630	$1,298,339	$2,982,913	$1,574,887	$95,161
Cost of Raw Materials Shipments	(2,112,011)	(1,564,504)	(939,993)	(2,515,425)	(1,188,011)	(71,629)

Revenue After Raw Materials Costs	$549,460	$466,126	$358,346	$467,488	$386,876	$23,532

Adjusted EBITDA Margin (Adjusted EBITDA/Revenue After Raw Materials Costs)	24.4%	25.7%	24.0%	22.1%	23.7%	2.7%

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Application of Critical Accounting Policies, page 48

Revenue Recognition, page 49

3.	We note your disclosures here as well as on pages F-13 and F-14 regarding transactions in which you record revenue from the sale of materials for the full value of the material based on the amount you invoice to the customer. Please provide us with a specific and comprehensive discussion regarding how you have considered each factor outlined in ASC 605-45 in determining that recording revenue at the gross amount was appropriate. In addition, please revise your disclosure in future filings to more fully explain how you determined that this revenue recognition policy was appropriate and provide us with an example of any proposed future disclosures.

Response:

We record revenue from the sale of materials in connection with our raw material procurement transactions. We evaluate these transactions based on their individual facts and circumstances, and as stated in our reports, we categorize them into two general groupings: (1) transactions where we purchase

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

raw materials from a supplier and sell the raw materials to a customer, for which we invoice the customer for the full sale price of the goods and report such amounts as “gross” revenue; and (2) transactions where we earn a contractually determined, volume based fee for arranging delivery of raw materials shipments for a customer directly from a vendor, for which we invoice the customer for our arranging fee (but not the sale price of the goods, which is paid directly by the customer to the vendor) and report such invoiced amounts as “net” revenue.

The determination as to whether a transaction is recorded “gross” or “net” is made based on our judgment as to whether we are acting as principal or agent based on our consideration of the criteria set forth in ASC 605-45. We record revenue at the gross amount based upon our consideration of the following criteria:

605-45-4 The Entity is the Primary Obligor Under the Arrangement (As noted in ASC 605-45, this is strong evidence that “gross” recording is appropriate)

Though we frequently arrange for the sale of material to our customer and the purchase of material from our vendor nearly simultaneously, we are obligated to both our customer and vendor. If our vendor fails to ship the required material in the required time-frame, we must source the material from a different vendor, bearing the risk of any price changes in the interim. Similarly, in the event a customer refuses delivery, we are still obligated to pay the vendor for the material and find a new customer or take the material into inventory.

605-45-5 – 605-45-7 The Entity Has General Inventory Risk – Before the Customer Order Is Placed or Upon Customer Return (As noted in ASC 605-45, this is strong evidence that “gross” recording is appropriate)

We bear general inventory risk both before the customer order is placed and upon customer return. For a significant portion of our raw materials procurement activity, we mitigate a portion of the risk of fluctuating prices by entering into a sales arrangement with our customer and a purchase arrangement with our vendor almost simultaneously. The burden is on us, however, to properly execute the simultaneous agreements to mitigate that risk, and we are not otherwise protected by our customers or vendors. We do not have the right to return unsold material to our supplier. Our customers may return material to us if the material we delivered does not meet the required purchase specifications in terms of type, grade and quality. In those circumstances, we would take the material back into our inventory. We may have a claim against our vendor, but that claimed would be based on the failure of our vendor to meet the specifications in our purchase order to that vendor, and would not be based on our customer’s refusal to accept the material.

605-45-8 The Entity Has Latitude in Establishing Price

For most customers and types of orders, we have latitude in establishing the price and negotiating the cost to purchase the goods from our vendor and the price to sell the goods to our customers, subject to normal market constraints. However, we do have long-term agreements with two significant customers under which the price at which we sell certain purchased goods is pre-determined based on our costs to acquire and deliver the material plus a margin specified in the agreement.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

605-45-9 The Entity Changes the Product or Performs Part of the Service

In general there are few, if any changes to material purchased from a vendor that are required by our customer. To the extent that certain grades of scrap must be combined or blended to satisfy our customer, we are primarily responsible for providing that service. We are compensated for that service via a separate fee or by a higher price for the blended material.

605-45-10 The Entity Has Discretion in Supplier Selection

Generally, there are multiple suppliers for the materials ordered by our customers and we have discretion in selecting the supplier.

605-45-11 The Entity is Involved in the Determination of Product or Service Specifications

For customers or our proprietary software-based raw materials cost optimization service, we determine the optimal input materials to achieve the lowest liquid steel cost for a specified chemistry of steel. In these cases, we are significantly involved in the determination of raw materials purchased. In other cases, our customers specify the quantity and grade of scrap they wish to purchase with little or no involvement from us.

605-45-12 The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping (As noted in ASC 605-45, this provides some less persuasive evidence of “gross” reporting)

Generally, we have title to the material and the associated risk of physical loss during the shipping.

605-45-13 The Entity Has Credit Risk (As noted in ASC 605-45, this provides some less persuasive evidence of “gross” reporting)

We bear the credit risk for our transactions, we are responsible for collecting the sale price from our customers and we must pay our suppliers after the supplier performs based on the terms of our agreement with the supplier which are independent from our agreement with our customer.

We analyze the above factors and conclude that “gross” recording is appropriate where applicable based on the facts that (i) we are the primary obligor under those arrangements and (ii) we have general inventory risk in those transactions, which we consider the strongest indicators that gross reporting is appropriate. Additionally, we have discretion in the selection of suppliers of the raw material and we bear the credit risk for the transactions; factors which also support “gross” reporting. While there are certain arrangements where pricing latitude is limited by long term arrangements and our customers specify the raw materials they require with little or no input from us, we do not judge those factors, which might otherwise support “net” reporting, to outweigh those factors which support the “gross” reporting and have therefore concluded that is the appropriate treatment.

We will revise future filings to emphasize that management exercises its judgment in determining “gross” vs. “net” reporting and to make specific reference to ASC 605-45 by adding the following language.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

“In transactions where the Company purchases the raw material from a supplier and sells it to the customer, the Company records the full value of amount invoiced to its customer for the material in Revenue from the sale and includes the full value of costs incurred to procure and deliver the material in Cost of Raw Materials Shipments. Recording the transactions on a gross basis is based on management’s judgment based on consideration of the criteria for recognition included in ASC 605-45.”

4.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding your revenue recognition policy for your service revenue. In this regard, we note your disclosure on page F-15 that indicates you account for each type of service as a separate arrangement. Please further explain how you determined that each individual service has standalone value and how you allocate the total consideration in a contract to each individual service for revenue recognition purposes. Reference ASC 605-25.

Response:

We record Service Revenue when it is earned and realized or realizable. We consider service revenue to be earned and realized or realizable when (1) there is persuasive evidence that an agreement exists, (2) service have been rendered in accordance with our contractual obligation, (3) the price to our customer is fixed or determinable and (4) collectability is reasonably assured.

Our long term contracts to provide in-plant services provide (a) persuasive evidence that an agreement exists, (b) detailed scopes of work that include our service obligations and when we have met those obligations, and (c) a detailed fee structure for each type of service provided.

We provide five broad types of services as indicated on page F-14. In certain instances, we have contracts under which we provide multiple services at a single mill site, but each type of service is detailed in a separate scope of work and subject to a separate fee structure within the contract. In those instances, each service that we provide is also provided individually to other customers and other mill sites, providing evidence that the individual services have stand alone value under ASC 605-25-5(a).

We allocate the consideration to each individual service based on a specific fee structure laid out in the contract for the service provided. We do note that all such individual services and fees structures at a location where we provide multiple services fall within a consistent range of fees charged where we provide the service as a single service at a mill site.

5.	We note your disclosures on pages 61 and 62 that a portion of your accounts receivable balance might remain outstanding to support your raw material procurement business with a customer. With a view towards future disclosure, please further clarify for us the nature of your arrangement with this customer and help us understand how you have considered the payment terms in your revenue recognition policy. Reference ASC 605.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

Response:

From time to time, we evaluate the credit terms that we extend to each customer and may increase the customer’s payment terms and available credit limit. In order to obtain longer payment terms or an increase in the available credit limit, a customer might provide us a security interest in raw material or other assets owned by that customer. In 2011, we increased the payment terms and the available credit limit with a large customer in order to increase our sales to that customer. The customer’s new terms and credit limit were generally consistent with such terms and limits that we would grant to other customers of similar creditworthiness, but given the volume of business we conduct with the customer, it resulted in an identifiable and quantifiable increase in our working capital which we disclosed.

We note that ASC 605-10-25 indicates that “revenue should ordinarily be accounted for at the time a transaction is completed, with appropriate provision for uncollectible accounts.” (ASC 605-10-25-3) However, “there may be exceptional cases where receivables are collectible over an extended period of time and, because of the terms of the transactions or other conditions, there is no reasonable basis for estimating the degree of collectibility.” (ASC 605-10-25-4).

The new terms and credit limit granted to the referenced customer were part of a normal credit review process and did not change our conclusion that collection of the accounts from the customer was reasonably assured and did not affect our revenue recognition.

To the extent that we encounter a circumstance where we extend terms to a customer that results in a situation where collectability is not reasonably assured and there was no way to estimate the degree of collectability, we would not recognize revenue at the time the transaction was complete, but rather apportion collections received between cost recovered and profit under the installment method.

Results of Operations, page 52

6.	Please revise future filings to discuss your results and changes in net income.

Response:

We will revise future filings to discuss our results and changes in net income.

7.	We note your disclosures on page F-40 regarding the revenue results based on types of services. Please revise future filings to discuss and quantify the underlying factors that are attributable to changes in your types of services.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

Response:

We will revise future filings to discuss and quantify the underlying factors that are attributable to changes in our types of services.

Item 9A. Controls and Procedures, page 70

8.	We note your statement that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your periodic SEC filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective (1) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (2) to ensure that information required to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

We confirm, and will revise future filings to clarify, if true, that our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Alternatively, in future filings, we may simply conclude that our disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 30

9.	We note you identify various factors that impact your results such as decreases in shipments, new business and declines in your customers’ production. Please revise future filings to quantify the impact of each factor that impacts your results where practicable. Reference Release #33-8350.

We note the Commission’s comment and, to the extent that information is available, we will revise future filings as requested.

Mr. John Cash

Securities and Exchange Commission

January 7, 2013

General acknowledgement

In connection with this response to the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require additional information with respect to the foregoing, , please do not hesitate to call the undersigned at (412) 675-8252 or Mr. Kirk Peters, the Company’s Principal Accounting Officer, at (412) 267-5163.

Sincerely,

/s/ Daniel E. Rosati
Daniel E. Rosati
Executive Vice President and Chief Financial Officer